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U.S. SECU[...] MISSION

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
~~8-01-34865~~ 36814

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) **AND ENDING** December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Avanti Securities Corporation

RECEIVED MAR 07 2002

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

22 St. Clair Avenue East, Suite 1700
(No. and Street)

Toronto (City) | Ontario, Canada (State) | M4T 2S3 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn Rosen | (416) 323-1393 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

111 North Orange Avenue, Suite 1600 | Orlando, | Florida | 32801
(ADDRESS) Number and Street | City | State | Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, Donald Loeb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Avanti Securities Corporation as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name DONALD E. LOEB
Title PRESIDENT

Notary Public

Marion Scott, Notary Public, City of Toronto, limited to the attestation of instruments and the taking of affidavits, for Rosecliffe Heights Enterprises, Ltd. and its subsidiaries and associates. Expires February 17, 2003.

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

AVANTI SECURITIES CORPORATION

Table of Contents

KPMG

111 North Orange Avenue, Suite 1600
P.O. Box 3031
Orlando, FL 32802

Independent Auditors' Report

The Board of Directors
Avanti Securities Corporation:

We have audited the accompanying statements of financial condition of Avanti Securities Corporation (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avanti Securities Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 7, 2002

AVANTI SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash	$	25,261	26,478
Prepaid expenses		6,227	6,055
Other asset		3,300	3,300
Total assets	$	34,788	35,833
Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable	$	138	3,526
Stockholders' equity:			
Common stock, $0.10 par value, authorized 1,000,000 shares; 10,000 shares issued and outstanding		1,000	1,000
Additional paid-in capital		104,009	104,009
Accumulated deficit		(70,359)	(72,702)
Total stockholders' equity		34,650	32,307
Total liabilites and stockholders' equity	$	34,788	35,833

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statements of Operations

Years ended December 31, 2001 and 2000

		2001	2000
Revenue:			
Fees (note 3)	$	20,000	20,000
Interest		403	648
Total revenue		20,403	20,648
Expenses:			
Taxes and licenses		8,935	8,399
Professional fees		7,624	7,668
Insurance		858	677
Telephone, postage and other		643	103
Total expenses		18,060	16,847
Net income	$	2,343	3,801

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statements of Stockholders' Equity

Years ended December 31, 2001 and 2000

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders' equity
Balances at December 31, 1999	$	1,000	104,009	(76,503)	28,506
Net income		—	—	3,801	3,801
Balances at December 31, 2000		1,000	104,009	(72,702)	32,307
Net income		—	—	2,343	2,343
Balances at December 31, 2001	$	1,000	104,009	(70,359)	34,650

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net income	$	2,343	3,801
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in operating assets and liabilites:			
Prepaid expenses		(172)	37
Accounts payable		(3,388)	3,337
Net cash (used in) provided by operating activities		(1,217)	7,175
Cash flows from investing activities:			
Purchase of other asset		—	(3,300)
(Decrease) increase in cash		(1,217)	3,875
Cash at beginning of year		26,478	22,603
Cash at end of year	$	25,261	26,478

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) General

Avanti Securities Corporation (the "Company") was incorporated in 1986 under the laws of the state of Georgia. The Company is organized as a securities broker-dealer firm and is owned 50% by Avanti Development Corporation and 50% by Loeb (U.S.) Corporation. The primary securities activity in which the Company has been involved has been sales of limited partnership interests in which the Company's stockholders serve as general partners. The Company does not hold customer securities.

(b) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) Income Taxes

At December 31, 2001 and 2000, the Company has federal and state operating loss carryforwards approximating $68,500 and $70,800, respectively. The carryforward losses will expire in years 2006 through 2012. The Company's operating loss carryforwards give rise to a deferred tax asset, all of which is offset by a valuation allowance against that deferred tax asset. In assessing the realizability of its deferred tax asset, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of the Company's deferred tax asset is dependent upon the generation of future taxable income prior to the expiration of the operating loss carryforwards. Based upon the level of historical taxable income and projections for future taxable income over the expiration period of the operating loss carryforwards, management does not believe that it is more likely than not that the Company will realize the benefits of the operating loss carryforwards and accordingly, has recorded a valuation allowance equal to the tax effect of its operating loss carryforwards.

(Continued)

(3) Related Party Transactions

Fees of $20,000 in 2001 and 2000 resulted from transactions with an affiliate of the Company's stockholders.

(4) Broker-Dealer Regulation of the Securities Exchange Act

The Company is subject to the Securities and Exchange Commission Uniform net capital rule (Rule 15c3-1). The rule provides that a broker-dealer is to have and maintain net capital of not less than $5,000 if it does not receive funds, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers. As of December 31, 2001, the Company's net capital was $25,123 and its excess net capital was $20,123. As of December 31, 2000, the Company's net capital was $22,952 and its excess net capital was $17,952.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

(5) Subordinated Claims of General Creditors

As of December 31, 2001 and 2000, and during the years ended, the Company did not have any liabilities which were subordinated to the claims of general creditors.

AVANTI SECURITIES CORPORATION

Schedule – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net Capital

Total stockholders' equity	$	34,650
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		6,227
Other asset		3,300
Total non-allowable assets		9,527
Net capital	$	25,123

Computation of Basic Net Capital Requirement

Minimum net capital required of reporting broker or dealer	$	5,000
Excess net capital	$	20,123
Excess net capital at 1000 percent (as per instructions)		25,109
Aggregate indebtedness		138
Percentage of aggregate indebtedness to net capital		1%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2001 filed by Avanti Securities Corporation in its Form X-17A-5, Part II.

111 North Orange Avenue, Suite 1600
P.O. Box 3031
Orlando, FL 32802

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Avanti Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Avanti Securities Corporation (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17A-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties .

KPMG LLP

February 7, 2002